SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Amendment No. 2)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Seaspan Corporation

(Name of Subject Company (Issuer))

Seaspan Corporation

(Names of Filing Persons (Issuer and Offeror))

Class A Common Shares, $0.01 par value

(Title of Class of Securities)

Y75638109

(CUSIP Number of Class of Securities)

Sai W. Chu

Unit 2, 7th Floor, Bupa Centre

141 Connaught Road West

Hong Kong

China

Telephone: +852 (2540) 1686

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

Copy to:

David Matheson

Perkins Coie LLP

1120 NW Couch Street, Tenth Floor

Portland, Oregon 97209

Telephone: (503) 727-2144

Facsimile: (503) 346-2144

CALCULATION OF FILING FEE

Transaction Valuation (1)	Amount of Filing Fee (2)
$ 150,000,000	$ 17,190

(1)	The transaction value is estimated only for purposes of calculating the filing fee. This amount assumes the purchase of 10,000,000 Class A common shares, $0.01 par value, at $ 15.00 per share.
(2)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 3 for fiscal year 2012, equals $114.60 per $1,000,000 of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 17,190	Filing Party: Seaspan Corporation
Form or Registration No.: Schedule TO	Date Filed: December 13, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.
☒	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

INTRODUCTION

This Amendment No. 2 (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO originally filed with the Securities and Exchange Commission (“SEC”) on December 13, 2011, as amended and supplemented by Amendment No. 1 filed with the SEC on December 28, 2011 (as amended, the “Schedule TO”), and relates to the offer by Seaspan Corporation, a Republic of The Marshall Islands corporation (“Seaspan,” the “Company” or “our”), to purchase up to 10,000,000 of its Class A common shares, $0.01 par value per share (the “Shares”), at a price of $15.00, net to the seller in cash, less any applicable withholding taxes and without interest. The Company’s offer was made upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 13, 2011 (the “Offer to Purchase”) and in the related Letter of Transmittal, copies of which were previously filed on Schedule TO dated December 13, 2011 as Exhibits (a)(1)(i) and (a)(1)(ii), respectively (which together, as amended or supplemented from time to time, constitute the “Offer”).

This Amendment is intended to satisfy the reporting requirements of Rule 13e-4(c)(3) under the Securities Exchange Act of 1934, as amended.

All information in the Offer is expressly incorporated herein by reference, except that such information is hereby amended and supplemented to the extent specifically provided herein.

Items 1 through 11

(1)	The chart following the first paragraph in the section with the heading “Incorporation by Reference” under “Item 10. Certain Information Concerning Us”, on page 24 of the Offer to Purchase, is hereby amended and restated as follows:

SEC Filings	Date Filed
Annual Report on Form 20-F for year ended December 31, 2010	March 30, 2011

Current Reports on Form 6-K	March 14, 2011; March 15, 2011; April 19, 2011; May 6, 2011; August 5, 2011; November 3, 2011; December 13, 2011; and January 4, 2012.

(2)	The twelfth paragraph in the section with the heading “2. Purpose of the Offer; Certain Effects of the Offer”, on page 14 of the Offer to Purchase, is hereby amended and restated as follows:

“On December 12, 2011, we entered into a binding memorandum of understanding with the owners of SMSL to acquire all of the issued and outstanding capital stock of SMSL and all of the issued and outstanding shares of our Class C common stock (the “SMSL Acquisition”) for a base purchase price of $54 million (which is subject to adjustment based on the Manager’s adjusted net asset value) plus additional payments related to future growth of SMSL’s managed fleet. We intend to pay the base purchase price for this acquisition, not including any purchase price adjustments, and to pay fleet growth-related payments in shares of our Class A common stock, valued on a per share basis equal to the volume-weighted average trading price of the Class A common shares for the 90 trading days immediately preceding the closing date of the acquisition. If we are required to pay any purchase price adjustments, we intend to make such payments in the form of non-equity consideration. If the owners of SMSL are required to pay any purchase price adjustments, they intend to make such payment in cash. The material terms of the binding memorandum of understanding for the SMSL Acquisition are described in our Reports on Form 6-K that we filed with the SEC on December 13, 2011 and January 4, 2012, which are incorporated herein by reference. There is no assurance, however, that the terms of the SMSL Acquisition, if completed, will not differ materially from these terms.”

(3)	The fourth paragraph in the section with the heading “Our Business”, under “Item 10. Certain Information Concerning Us”, on page 23 of the Offer to Purchase, is hereby amended and restated as follows:

“On December 12, 2011, we entered into a binding memorandum of understanding with the owners of SMSL to acquire all of the issued and outstanding capital stock of SMSL and all of the issued and outstanding shares of our Class C common stock for a base purchase price of $54 million (which is subject to adjustment based on the Manager’s adjusted net asset value) plus additional payments related to future growth of SMSL’s managed fleet. We intend to pay the base purchase price for this acquisition, not including any purchase price adjustments, and to pay fleet growth-related payments in shares of our Class A common stock, valued on a per share basis equal to the volume-weighted average trading price of the Class A common shares for the 90 trading days immediately preceding the closing date of the acquisition. If we are required to pay any purchase price adjustments, we intend to make such payments in the form of non-equity consideration. If the owners of SMSL are required to pay any purchase price adjustments, they intend to make such payments in cash. We believe that the acquisition of the Manager will increase our control over access to the services the Manager provides on a long-term basis. The material terms of the binding memorandum of understanding for the SMSL Acquisition are described in our Reports on Form 6-K that we filed with the SEC on December 13, 2011 and January 4, 2012, which are incorporated herein by reference. There is no assurance, however, that the terms of the SMSL Acquisition, if completed, will not differ materially from these terms.”

(4)	The first paragraph in the section with the heading “SMSL Acquisition”, under “Item 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on pages 28 and 29 of the Offer to Purchase, is hereby amended and restated as follows:

“On December 12, 2011, we entered into a binding memorandum of understanding with the owners of SMSL to acquire all of the issued and outstanding capital stock of SMSL and all of the issued and outstanding shares of our Class C common stock. SMSL is owned 50.05% by trusts established for sons of Dennis R. Washington, including Kyle Washington, our Co-Chairman, and 49.95% by an entity indirectly owned by Gerry Wang, our Co-Chairman and Chief Executive Officer, and Graham Porter, one of our directors. We refer to these persons as the owners of SMSL or the Manager. The purchase price for the acquisition includes a base purchase price of $54 million (which is subject to adjustment as described below) plus additional payments related to the future growth of SMSL’s managed fleet as described below. The material terms of the binding memorandum of understanding for the SMSL Acquisition are described in our Reports on Form 6-K that we filed with the SEC on December 13, 2011 and January 4, 2012, which are incorporated herein by reference. There is no assurance, however, that the terms of the SMSL Acquisition, if completed, will not differ materially from these terms.”

(5)	The third paragraph in the section with the heading “SMSL Acquisition”, under “Item 11. Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares” on page 29 of the Offer to Purchase, is hereby amended and restated as follows:

“Following receipt of balance sheet information for the Manager as at December 31, 2011, the base purchase price for the SMSL Acquisition will be adjusted following the closing of the transaction to the extent that the Manager’s adjusted net asset value (with inventory valued at market prices) as of December 31, 2011, as further adjusted for any permitted distributions to or transactions by the Manager with the Manager’s owners after December 31, 2011 but prior to the closing of the transaction, exceeds or is less than $5 million. If we are required to pay any purchase price adjustments, we intend to make such payments in the form of non-equity consideration. If the owners of SMSL are required to pay any purchase price adjustments, they intend to make such payment in cash.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

SEASPAN CORPORATION

/s/ SAI W. CHU
Name:	Sai W. Chu
Title:	Chief Financial Officer

Date: January 4, 2012

Index to Exhibits

Exhibit Number	Description

(a)(1)(i)	Offer to Purchase, dated December 13, 2011.*

(a)(1)(ii)	Letter of Transmittal (including IRS Form W-9 and Guidelines for Certification of Taxpayer Identification Number on IRS Form W-9).*

(a)(1)(iii)	Notice of Guaranteed Delivery.*

(a)(1)(iv)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(1)(v)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and other Nominees.*

(a)(5)(i)	Press Release, dated December 13, 2011.*

(a)(5)(ii)	Summary Advertisement, dated December 13, 2011.*

(b)	None.

(d)(1)	Seaspan Corporation Stock Incentive Plan (incorporated herein by reference to Exhibit 4.2 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 17, 2006).

(d)(2)	First Amendment to Seaspan Corporation Stock Incentive Plan, effective October 23, 2010 (incorporated herein by reference to Exhibit 4.7 to the Company’s Form 20-F (File No. 1-32591), filed with the SEC on March 30, 2011).

(d)(3)	Amended and Restated Executive Employment Agreement between Seaspan Ship Management Ltd. and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.5 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(4)	Employment Agreement between Graham Porter and Seaspan Advisory Services Limited (incorporated herein by reference to Exhibit 10.4 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(5)	Form of Indemnification Agreement between Seaspan Corporation and each of Kyle Washington, Gerry Wang, Kevin M. Kennedy, David Korbin, Peter Shaerf, Peter Lorange, Milton K. Wong, Barry R. Pearl, Sai W. Chu, Christa L. Scowby, Ken Low and John Hsu (incorporated herein by reference to Exhibit 10.10 to the Company’s Registration Statement on Form F-1 (File No. 333-126762), filed with the SEC on July 21, 2005).

(d)(6)	Executive Employment Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.4 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(7)	Transaction Services Agreement between Seaspan Corporation and Gerry Wang, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.6 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(8)	Graham Porter Letter Agreement, dated March 14, 2011 (incorporated herein by reference to Exhibit 4.9 to Form 6-K (File No. 1-32591), filed with the SEC on March 14, 2011).

(d)(9)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated August 8, 2005 (incorporated herein by reference to Exhibit 10.1 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(10)	Registration Rights Agreement by and among Seaspan Corporation and the investors named therein dated January 30, 2009 (incorporated herein by reference to Exhibit 10.3 to the Company’s Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009).

(d)(11)	Form of Shareholders Rights Agreement (incorporated herein by reference to Exhibit 10.7 to the Company’s Amendment No. 2 to Form F-1 (File No. 333-126762), filed with the SEC on August 4, 2005).

(d)(12)	Amendment No. 1 to Shareholders Rights Agreement dated January 30, 2009 (incorporated herein by reference to Exhibit 10.2 to Form 6-K (File No. 1-32591), filed with the SEC on February 2, 2009.)

(g)	None.

(h)	None.

*	Previously filed on Schedule TO dated December 13, 2011.